Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

MONRO, INC.

Under Section 805 of the New York Business Corporation Law

1. The current name of the Corporation is Monro, Inc. The Corporation was originally formed under the name of Midas Service Corporation, Inc.

2. The Certificate of Incorporation was filed with the Department of State on October 5, 1959.

3. The Certificate of Incorporation is hereby amended to effect the amendments specified below:

The first paragraph of sub-section (iv) of Section 4(d) of the Certificate of Incorporation is hereby amended to provide for the mandatory conversion of shares of Class C Convertible Preferred Stock of the Corporation (“Class C Preferred Stock”) into shares of Common Stock of the Corporation (“Common Stock”) upon the earliest to occur of certain specified events, so that the first paragraph of said sub-section (iv) shall provide in its entirety as follows:

“(iv) Conversion. Subject to the following terms and conditions, each share of Class C Preferred Stock is convertible at any time, at the option of the holder thereof, into fully paid and non-assessable shares of Common Stock at the Applicable Conversion Rate; provided that each share of Class C Preferred Stock that has not been converted into shares of Common Stock shall be automatically converted into a number of fully paid and non-assessable shares of Common Stock at the Applicable Conversion Rate, as may be adjusted from time to time, on the earliest to occur of: (x) the third (3rd) anniversary of the date of the 2023 annual meeting of the shareholders of the Corporation, including any postponement or adjournment thereof; (y) the first (1st) business day immediately prior to the record date established for the determination of the shareholders entitled to vote at the 2026 annual meeting of the shareholders of the Corporation, including any postponement or adjournment thereof; and (z) the date on which the holders of the Class C Preferred Stock, in the aggregate, cease to beneficially own at least fifty percent (50%) of all shares of Class C Preferred Stock issued and outstanding as of May 12, 2023.”

The first paragraph of sub-section (iv)(D) of Section 4(d) of the Certificate of Incorporation is hereby amended to alter the conversion ratio at which shares of Class C Preferred Stock shall convert into shares of Common Stock, so that the first paragraph of said sub-section (iv)(D) shall provide in its entirety as follows:

“(D) The conversion rate of shares of Class C Preferred Stock into shares of Common Stock shall be, as of the effective date of this Certificate of Amendment, 61.275 shares of Common Stock for each share of Class C Preferred Stock issued and outstanding, and shall be adjusted from time to time (such rate, as so adjusted, the “Applicable Conversion Rate”) as follows:”

4. This Certificate of Amendment was authorized by the vote of the Board of Directors followed by approval by (a) a majority of the issued and outstanding shares of Common Stock held by all holders of Common Stock, voting as a separate voting class, (b) a majority of the issued and outstanding shares of Common Stock held by holders of Common Stock who do not hold any Class C Preferred Stock, voting as a separate voting class, and (c) a majority of the issued and outstanding shares of Class C Preferred Stock, voting as a separate voting class.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer as of this 15th day of August, 2023.

MONRO, INC.

By:	/s/ Maureen E. Mulholland
Name: Maureen E. Mulholland
Title: Secretary

[Signature Page to Certificate of Amendment to Certificate of Incorporation]